UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

TRISALUS LIFE SCIENCES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

89680M101
(CUSIP Number)

August 10, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐Rule 13d-1(d)
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS Michael P. Stansky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,424,129*
	6	SHARED VOTING POWER 25,000**
	7	SOLE DISPOSITIVE POWER 1,424,129*
	8	SHARED DISPOSITIVE POWER 25,000**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,449,129
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%***
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
*Includes (i) 827,590 shares of the Issuer’s common stock, par value $0.0001 per share (“Common Stock”), that are issuable upon exercise of warrants, which such warrants are exercisable for shares of the Issuer’s Common Stock commencing 30 days after the closing of the business combination which occurred on August 10, 2023 (the “Closing Date”), and (ii) 75,000 shares of Common Stock which are issuable upon conversion of shares of the Issuer’s Series A Convertible Preferred Stock (“Preferred Stock”).

**Includes 25,000 shares of Common Stock that are issuable upon conversion of shares of the Issuer’s Preferred Stock that are held by Skyview Investments LLC (“Skyview”). Mr. Stansky serves as the Managing Member of Skyview, has voting and investment discretion with respect to the shares held directly by Skyview and as such, Mr. Stansky may be deemed to have beneficial ownership of such shares held by Skyview.

***Percent of class is calculated based on a total of 27,244,271  shares of Common Stock, comprised of (i) 26,316,681 shares of Common Stock of the Issuer outstanding as of August 10, 2023 as set forth in the Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 16, 2023, (ii) 827,590 shares of Common Stock issuable upon exercise of warrants that are held by Mr. Stansky, which such warrants will be exercisable within 60 days, (iii) 75,000 shares of Common Stock issuable upon conversion of shares of Preferred Stock that are held by Mr. Stansky, and (iv) 25,000 shares of Common Stock issuable upon conversion of shares of Preferred Stock that are held by Skyview.

Item 1(a).	Name of Issuer:

TriSalus Life Sciences, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6272 W. 91st Ave., Westminster, Colorado 80031.

Item 2(a).	Name of Person Filing:

Michael P. Stansky

Item 2(b).	Address of Principal Business Office or, if none, Residence:

45 Temple Street, Unit 611, Boston, Massachusetts 02114.

Item 2(c).	Citizenship:

Michael P. Stansky is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

89680M101

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) [ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership:

(a)	Amount Beneficially Owned: 1,449,129 shares of Common Stock.

This includes (i) 827,590 shares of Common Stock that are issuable upon exercise of warrants, which such warrants are exercisable for shares of the Issuer’s Common Stock commencing 30 days after the closing of the Issuer’s business combination, which occurred on August 10, 2023, (ii) 75,000 shares of Common Stock which are issuable upon conversion of shares of the Issuer’s Series A Convertible Preferred Stock, and (iii) 25,000 shares of Common Stock that are issuable upon conversion of shares of the Issuer’s Series A Convertible Preferred Stock that are held by Skyview Investments LLC (“Skyview”).  Mr. Stansky serves as the Managing Member of Skyview, has voting and investment discretion with respect to the shares held directly by Skyview and as such, Mr. Stansky may be deemed to have beneficial ownership of such shares held by Skyview.

(b)	Percent of Class: 5.3%

Percentages are calculated based on a total of 27,244,271 shares of Common Stock, comprised of (i) 26,316,681 shares of Common Stock of the Issuer outstanding as of August 10, 2023, as set forth in the Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 16, 2023, (ii) 827,590 shares of Common Stock issuable upon exercise of warrants that are held by Mr. Stansky, which such warrants will be exercisable within 60 days, (iii) 75,000 shares of Common Stock issuable upon conversion of shares of Preferred Stock that are held by Mr. Stansky, and (iv) 25,000 shares of Common Stock issuable upon conversion of shares of Preferred Stock that are held by Skyview.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 1,424,129

(ii)	shared power to vote or to direct the vote: 25,000

(iii)	sole power to dispose or to direct the disposition of: 1,424,129

(iv)	shared power to dispose or to direct the disposition of: 25,000

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  August 22, 2023
MICHAEL P. STANSKY /s/ Michael P. Stansky Michael P. Stansky